STEVEN D. TALBOT, P.S.
Lawyer

2101 NE 129th Street
Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

February 19, 2013

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year ended December 31, 2011
Filed April 6, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 000-14039

Dear Ms. Collins,

The above-referenced registrant, EC Development, Inc., is in receipt of your letter, dated January 10, 2013, addressed to Mr. Randy Edgerton, (our former Chief Financial Officer) of the registrant. Your letter sets forth a number of comments (italicized for your convenience) of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are the registrant's responses to your comments. To aid in your review, each of the registrant's responses follows a copy of the subject comment.

Form 10-K for the Fiscal Year Ended December 31, 2011
General

1. You state that your website is represented by the domain name www.ecdevelopment.com. It appears, however, that your website is represented by the domain name http://www.ecdevonline.com/. Please advise or revise.

Response: We will revise all future references to the correct domain name.  The correct link is http://www.ecdevonline.com.

2. The following agreements were not included with your prior response letter as you indicated in response to comments 5, 6 and 9:

•           Promissory Note dated January 1, 2007 from EC Development LLC to Techrescue;
•           Agreement of Merger dated May 15, 2010 between EC Development and eNucleus, Inc.;
•           Warrant Agreement dated February 7, 2011
•           Unit Purchase Agreement by and among EC Development and SueMac, Inc.; and
•           Modification to the Unit Purchase Agreement.

Please file each of these documents in a supplemental response via EDGAR.

Response: We submitted these as pdf’s in the prior correspondence and the EDGAR system generated a receipt.  We will submit in a supplemental response in the EDGAR format.

3. In addition, please file the following as Exhibits pursuant to Item 601(b)(10) of Regulation S-K:

•	Agreement of Merger dated May 15, 2010 between EC Development and eNucleus, Inc.
•	The original Unit Purchase Agreement by and among EC Development and SueMac, Inc. dated May 29, 2007;
•
A complete form of the Modification to the Unit Purchase Agreement. In this regard, the Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12G/A does not reflect the August 10, 2010 agreement date; and

•	The further Modification to the Unit Purchase Agreement dated March 2012 as referred to in your response to prior comment 8.

Response: The Company will include these documents in the forthcoming 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 37

4. We note your response to prior comment 2 where you state “we believe that giving an overview of the backlog is the preferred balance between suggesting that revenues are promised, on the one hand, and under-emphasizing their existence, on the other hand.” This statement appears to imply that you do not consider these amounts to be firm commitments under Item 101(c) viii of Regulation S-K.  If so, then this statement also appears to contrast the disclosures in your Form 10-12G/A filings where you indicate that these contracts represent binding obligations that would be impacted only by extraordinary circumstances, such as your customer filing for bankruptcy. Please clarify whether you believe the amounts disclosed in the Form 10-12G/A are firm commitments under Item 101(c) viii of Regulation S-K.  If these contracts are not considered firm commitments, please revise the Form 10-12G accordingly.  If these contracts are considered firm commitments, then revise to include a backlog discussion in your Form 10-K pursuant to Item 101(c) (1) (viii) of Regulation S-K.

Response: In response to your question, the contractual relationships are firm commitments which must be disclosed since they represent the obligation of the parties to enter into installation arrangements which will result in contracts of a specific and certain amount.  The contracts are, on the other hand, subject to timing and factors beyond the control of the parties and therefore the amounts do not represent recognizable income in the current periods.

The backlog attempts to explain the commitments for future income that is not recognizable in the current periods.  We will include a discussion regarding the backlog in the forthcoming 10-K and explain that the contracts must be disclosed to be consistent with Item 101(c)(1)(viii) of Reg S-K but that the nature of our business model and accounting prevents us from recognizing income so that the nature of the backlog is properly understood by the investing community.

5. Also, supplementally explain the significant difference between the 2012 backlog as disclosed on page 38 of your April 3, 2012 Form 10-12G/A and the revenues recognized during the nine months ended September 30, 2012. Further, tell us why you believe the disclosures in your Form 10-12G/A provides a fair representation of your potential revenues or revise your disclosures accordingly.

Response: As discussed above, the existence of binding relationships to provide for installation contracts subject to timing and small adjustments relating to the number and configuration of machines was and will be discussed in the backlog presentation.  Recognition of revenue is dependent on completion of those contracts.  In the forthcoming 10-K, the Company will explain and discuss that it experienced cash flow deficiencies relating to certain installation-delays that prevented us from fielding our installation team to the clients in 2012 resulting in the variance of the revenue recognized in during the nine-month interim period.  We expect the cash flow to improve in 2013 and we expect all contracts to be performed in 2013.

In the forthcoming 10-K, our response will include a more succinct summary such as “we expect to receive…” setting forth anticipated revenue range and follow with an explanation based on the signed contracts to date.

Notes to Consolidated Financial Statements
Note 5. Intangible Asset – Software, page F-10

6. We note from your response to prior comment 3 that the software intangible was recorded at $40.0 million on Techrescue’s book prior to the merger with eNucleus as evidenced by Techrescue's tax returns for the years 2007 - 2010. Please clarify that the $40.0 million was in fact the value as reported in Techrescue’s audited financial statement as opposed to the value assigned for tax purposes. Also, tell us how Techrescue determined this value. In this regard, clarify whether this amount represents Techrescue’s cost to create and/or acquire the intangible and provide us with additional background as to how and when these intangibles were acquired by Techrescue.

Response:  The $40.0 million was a value assigned by related parties for tax purposes.  Neither entity had audited financial statements.  The previous accountant for the two entities determined the value, but no formal valuation was done.  The amount did not represent the verifiable cost to create or acquire as the product has been in development for a few years without segregating costs.  The Company was not related to either EC Development LLC or Techrescue LLC prior to the acquisition.  While accounting guidance suggests that the sale between related parties is not a reliable indicator of value, the facts here suggest that the value assigned by the seller was not its provable costs and therefore also not the reliable indicator of value which the guidance suggests ought to control.  Under these specific facts, the verifiable value was the value of the promissory note which was, in turn, the basis on which an independent party made a subsequent investment.

The promissory note; the subsequent investment by SueMac, the arm’s length negotiation and agreement of the Company with all parties on the other side (SueMac; Techrescue LLC; EC Development LLC and the two owners) and the review by the Bankruptcy Judge and the US Trustee’s office for fairness all confirm that the $10,000,000 value was the appropriate value on which to base the exchange of stock. Given the exchange of stock to Techrescue for the cancellation of the note, the value of the note was the cost of the asset.

Without a fairness opinion or adequate documentation regarding any other value, the Company’s auditors looked at the promissory note and the valuation on which the subsequent investment was made as verifiable and therefore appropriate for use in the audit of the financial statements of the Company following the merger.  Nothing existed in the research of the auditors which would indicate that any other value was more appropriate that the amount reflected in the promissory note.  The auditors advised that the software was to be recorded at cost (which was the negotiated value of the stock exchanged to pay off the debt ($10,000,000) previously incurred in the previous transaction with a review of appropriate market value based management’s forecast of expected future net cash flows, based on projected revenues under the agreements in place or being negotiated.   The likely market value supported this number or, in the view of the auditors, was justified  and therefore was consistent with the value of the note and the terms of the merger exchanging the stock for that note.

We consulted with the auditor who confirmed with the following:

“For the initial accounting of the transaction in 2007, we consulted the guidance under ASC 850 – Business Combinations.  The guidance of ASC 850-30-5 indicates that when accounting for a transfer of assets between entities under common control, the entity that receives the net assets shall initially measure the asset at the amount recorded as the carrying value of the transferring entity at the date of transfer.  It also indicates that if the carrying value of the asset transferred differs from cost, the receiving entity should reflect the transferred asset at cost.   Given the relationship between Techrescue and the LLC, the value of the intangible asset was based upon cost. Upon the merger of the LLC and the Company (f/k/a eNucleus, Inc.) preserved both the $10,000,000 obligation and the corresponding value of the assets, which was the basis of the business of the Company; therefore, the assets are valued at the $10,000,000 historical cost.”

7. Please explain further why Techrescue continued to record the software intangible on their financial statements and tax returns through 2010 considering the fact that they sold such asset to EC Development LLC in 2007. Also, please clarify what is meant by your statement that $10.0 million was the “agreed upon price based on both the value later recorded on the books of Techrescue and the recognized market value and need for casino equipment reporting software.” In this regard, tell us how the sale of an intangible asset in 2007 was based on a book value recorded at a later date and a market value that was determined three years later.

Response:  In 2007 EC Development LLC was raising money to grow and expand their new company.  They raised capital with SueMac as the investor and, at that time, SueMac was not a related or affiliated party.  The investor acquired 15% of the company for $1,500,000 USD.  EC Development LLC also created the $10,000,000 note with Techrescue LLC at that time.  This established the value of the asset at that time but, during due diligence in connection with the merger, the Company determined that the $40,000,000 value of the exchange with Techrescue LLC was still on the tax returns of Techrescue LLC and EC Development LLC.  Notwithstanding, the parties “agreed” by contract that the stock would be exchanged for $10,000,000 and payment of the promissory note.  It was this value that was presented to the Bankruptcy Court for approval.

The transaction between EC Development LLC and eNucleus, Inc. (n/k/a EC Development Inc.) was the result of an arm’s length agreement and included an assignment of stock to the sellers, including the affiliate, Techrescue LLC, as consideration at the value of the assets assigned which, in the case of the software asset, was the $10,000,000 promissory note being exchanged.  This transaction was subject to review by the Bankruptcy Judge and the US Trustee’s office as to fairness and reasonableness of the consideration stock for liquidation of the promissory note and all other rights of Techrescue LLC.  The sale between Techrescue LLC and EC Development LLC earlier was between related parties and not substantiated.  These are two distinct transactions.

The Company entered into the merger with EC Development LLC approximately two years after the tax returns had been filed setting forth the higher number and, when discovered, this amount was corrected in the subsequent tax return.  This was the only place where such alternate value was disclosed.  Prior year returns were not amended.

8. As previously requested in prior comment 5; in comment 6 to our letter dated May 2, 2012; and in comment 9 to our letter dated February 14, 2012, please provide us with a copy of the asset purchase agreement entered into between EC Development LLC and Techrescue in fiscal 2007. In this regard, the Promissory Note dated January 1, 2007 references “for value received,” and the May 15, 2010 Agreement of Merger discusses satisfaction of the note, but neither document clarifies that the Note was issued in exchange for the patents and technology for the Tahoe Casino Management System. To the extent that a formal asset purchase agreement does not exist, please indicate as such.

Response:  No formal asset purchase exists.

Item 15. Exhibits and Financial Statement Schedules

9. We reissue prior comment 7. Please provide additional information that will allow us to assess whether your operations are substantially dependent upon any of the contracts described in your response. Please provide a breakdown of the percentage of revenues generated from each contract and an explanation as to whether the agreements are with the same party or affiliated parties.

Response: Of the five contracts discussed, only contract one was performed in 2012 and it represents 9% of the company's revenue for 2012 for the first nine months of the year.  Therefore, the contracts 1 - 5 are not material to the operation of the Company.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Notes to the Financial Statements
Note 1. Organization and Operations
Distributions due to LLC Members, page F-7

10. Based on the information provided in your response to prior comment 8, it remains unclear why the shares provided by your CEO and CTO in partial settlement of the distributions due to LLC members were not considered in your accounting for this transaction. Please explain further why the shares issued by these two officers were not considered capital contributions pursuant to the guidance in ASC 470-50-40-2. In your response, please clarify your reference on page 6 of your September 30, 2012 Form 10-Q to the settlement of a “separate obligation of two officers” of the company arising prior to the merger and provide copies of any documentation that supports such obligations. To the extent that your officers had separate obligations to SueMac, explain further why the company had recorded a liability for such obligations.

Response:  The Company and the two key officers each undertook to resolve all claims and rights of related parties.  The two officers and SueMac were all members of the LLC which merged with the Company.  The obligations between members, unrelated to Company obligations, was not part of the Company’s liability.

In our previous response, we considered the accounting guidance under ASC 470-50-40-2 and believe our accounting for the transaction was appropriate for shares issued by the Company.  The value of the 93,257 shares was $37,303, which was recorded by the Company in settlement of the obligation of $157,303.  Since SueMac received value for the preferred distributions of $157,303 in the aggregate, the Company recorded a gain on the extinguishment of the debt of $120,000.  The total debt on the books of the Company of $157,303 was forgiven, without further consideration. These facts and circumstances led the Company to conclude that the forgiveness of the debt is, in substance, a gain to be included in earnings.

11. In addition, your response to prior comment 8 indicates that SueMac accepted a total of 545,419 shares of the company’s common stock in settlement of various obligations. You provide information that supports the issuance of 112,000 shares in settlement of note payable and 393,257 shares to settle amounts due under the Unit Purchase Agreement for preferred distributions. Please tell us to which obligations the issuance of the remaining 40,162 relates.

Response:  The attached exhibit sets forth the agreement of the members of EC Development LLC indicating the total amount of shares being exchanged as 545,409 (the amount set forth in the attached agreement). This document sets forth the full and complete settlement of all outstanding issues, including an obligation between the members of EC Development LLC.  The Company was never a member of the LLC (rather the legal acquirer of that LLC) and therefore not involved in the third issue.  SueMac agreed that they would take shares to resolve that issue between the members and those shares were provided by the other members of the LLC.  Amongst the partners, not related to the Company, this obligation, relating to benefits to be enjoyed as a result of reporting on past K-1’s (prior to the Company’s involvement), was resolved for 40,152 shares at the same time at no cost to the Company  so this amount was not included in our previous response.  Nonetheless, it was part of the consideration paid to SueMac as the settlement of all of the above referenced issues.

Management’s Report on Internal Control over Financial Reporting, page 20

12. You report that management has undertaken an evaluation as to how you will remediate the material weaknesses in your internal control over financial reporting. In your response, and in subsequent filings as necessary, describe any efforts taken to remediate any material weaknesses and when you expect such remediation to be completed.

Response:  The Company has asked of management to assess internal controls but the results and the exact nature of necessary remedial actions have not been determined.  We believe that a clarification will be included in our upcoming Form 10-K to be filed in April 2013.

Additionally, the Company has consolidated its operations solely in Shawnee, OK and brought in new office personnel to handle the manual work of recording revenue and expenses.

Exhibits 31.1 and 31.2

13. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. See Item 601(b)(31) of Regulation S-K.

Response:  The identification of the certifying individuals by title will be removed in future filings.

Yours truly,

STEVEN D. TALBOT, P.S.
For EC Development, Inc.

Steve Talbot

Exhibit to Response Letter – SueMac Letter Agreement

March 22, 2012

Mr. Randy Edgerton
Mr. Eugene Estep
EC Development Inc.
23 E 9th Street
Shawnee, OK 99999

Dear Mr. Estep,

As of this date there are several outstanding issues that we would like to resolve. The following outlines the open items:

EC LLC Investment and Subsequent Agreement with EC Inc-	$157,303.14
EC Inc Loan plus Interest -	$56,000.00
Previous K1 Obligation of LLC -	$16,061.00
Total Obligations -	$229,364.14

As we discussed, we agree to accept common shares (rule 144 restricted) of EC Development, Inc., for the loan made in 2011 to EC Development LLC, which totaled $56,000.00 at the rate of $0.50 per share, which computes to 112,000 shares.  The obligation on the note to EC Development Inc. is considered paid in full.

We agree to accept common shares (rule 144 restricted) of EC Development, Inc., for EC Development LLC investment and subsequent Agreement with EC Development Inc., in the amount of $157,303.14 at the rate of $.40 per share, which computes to 393,257 shares.  No further payments or obligations will be due from EC Development Inc. and all current obligations are considered paid in full.

We further agree to accept common shares of EC Development, Inc., for the KI obligation at the rate of $.40 per share, which computes to 40,152 shares.  This concludes the matter with obligation being fully satisfied.

Pursuant to the agreement above a total of 545,409 shares should be issued as follows:

	Euqene Estep	Rick Coombs	EC Dev Inc.
EC LLC Investment	150,000	150,000	93,257
EC Inc Loan plus Interest -			112,000
Previous K1 Obligation of LLC -	20,076	20,076

Sincerely

/s/ Richard McCarthy
Richard McCarthy

/s/ Susan McCarthy
SueMac Incorporated

Agreed and Accepted:                                                        /s/ Eugene Estep
Eugene Estep, CEO
Witnessed: